Via EDGAR

February 13, 2017

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Attn: Carlos Pacho, Senior Assistant Chief Accountant, AD Office 11 - Telecommunications
Joseph Cascarano, Senior Staff Account
Ivette Leon, Assistant Chief Account

Re:	Plantronics, Inc.
Form 10-K for Fiscal Year Ended April 2, 2016
Filed May 16, 2016
File No. 001-12696

Dear Ladies and Gentleman:

We are in receipt of the letter dated February 2, 2017 (“Comment Letter”) from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) relating to Plantronics, Inc.’s (“Company”) Form 10-K for the year ended April 2, 2016 (“Form 10-K”).

We have reviewed the Staff’s comments and questions and are gathering the information needed to prepare our response. We note the request in the Comment Letter for the Company’s response within ten business days or to advise the Staff as soon as possible when the Company will respond. Key Company personnel have been traveling or have otherwise been unavailable throughout the week of February 6th. Accordingly, the Company respectfully requests Staff approval to respond to the Comment Letter on or before February 24, 2017.

Should you have any questions or comments regarding this request, please contact me at (831) 458-7444 (email: pam.strayer@plantronics.com).

Yours very truly,

PLANTRONICS, INC.

/s/ Pamela Strayer
Pamela Strayer
Senior Vice President & Chief Financial Officer

Plantronics, Inc. 345 Encinal Street, Santa Cruz, CA 95060        T 831.426.5858    F 831.426.2965    www.plantronics.com